DO
6/25/13

JUN 18 2013

SECURI 13025626 SSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INVESTEC SECURITIES (US) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 15th Floor
(No. and Street)

New York,	**NY**	**10103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Paddon **212-259-5608**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York,**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO
6/25/13

OATH OR AFFIRMATION

I, James W. Paddon, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Investec Securities (US) LLC, as of March 31, 2013, is true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

STEVEN ROSS FRANK
Notary Public, State of New York
No. 01FR6198690
Qualified in Suffolk County
Commission Expires December 29, 2016

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Investec Securities (US) LLC
March 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2013

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Investec Securities (US) LLC

We have audited the accompanying statement of financial condition of Investec Securities (US) LLC (the "Company") as of March 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition
Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investec Securities (US) LLC as of March 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 11, 2013

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2013

Assets	
Cash and cash equivalents	$ 4,836,050
Receivable from clearing broker	575,389
Unbilled revenue	125,000
Due from overseas affiliates	216,988
Other assets	53,678
Total assets	$ 5,807,105
Liabilities and member's equity	
Liabilities:	
Due to Holdings	$ 657,443
Accrued employee compensation	166,100
Accrued expenses and other liabilities	109,224
Total liabilities	932,767
Member's equity	4,874,338
Total liabilities and member's equity	$ 5,807,105

The accompanying notes are an integral part of the statement of financial condition.

Investec Securities (US) LLC

Notes to Statement of Financial Condition

March 31, 2013

1. Organization and Nature of Business

Investec Securities (US) LLC (the "Company") is a wholly owned subsidiary of Investec USA Holdings Corp. ("Holdings"), the ultimate parent of which is Investec plc, a London Stock Exchange listed company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company distributes affiliate research and serves as an intermediary on behalf of foreign affiliates in accordance with SEC Rule 15a-6, whereby the Company intermediates foreign equity transactions and acts as U.S. placement agent for foreign securities offerings in the United States. In addition, the Company effects transactions in American Depository Receipts ("ADRs") and other domestic and foreign securities. The Company clears its securities transactions on a fully disclosed basis through a clearing broker, Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments with maturities of 90 days or less.

Unbilled Revenue

Unbilled revenue represents management's estimate of revenue earned but not yet billed to customers for the Company's distribution of affiliate research to certain major U.S. institutional investors.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company and is a "disregarded entity" for tax purposes. Thus the Company's assets, liabilities and items of income, deductions, and tax credits are treated as those of its sole member, Holdings, which is responsible for including the Company in its tax reports. The provision for income taxes (Note 6) is computed as if the Company were a separate taxpayer and is allocated to the Company by Holdings.

The Company accounts for taxes in accordance with ASC 740, *Income Taxes.* ASC 740 provides guidance on how uncertain tax positions should be recognized, measure, presented and disclosed in the statement of financial condition. ASC 740 requires that the Company determine whether a tax provision is more likely than not to be sustained upon examination, including resolution of any appeals or litigation processes, based upon the technical merits of the position. Once it is determined that a position meets this recognition criteria, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition.

Guarantees

The Company applies the provisions of the ASC 460-10, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from the customer accounts introduced by the Company, including from fails to deliver. The Company's client transactions are cleared by its clearing broker on a delivery versus payment ("DVP") and receive versus payment ("RVP") basis. The Company has not recorded any liabilities from guarantees under ASC 460-10.

3. Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company's receivables from clearing broker are denominated in U.S. dollars and in other currencies and are outstanding with Pershing LLC.

4. Related-Party Transactions

The Company shares space, equipment and other related support with Holdings. Under an administrative services agreement with Holdings, overhead and operations expenses, including employee salaries and related costs, insurance and other expenses are allocated to the Company based on formulas applied to these expenses. In addition, the Company is allocated taxes by Holdings, as discussed more fully in Note 2 above. Receivable or payable balances are settled between the Company and Holdings throughout the year on at least a quarterly basis. At March 31, 2013, the Company owed Holdings $657,443 related to the items described above. This amount was settled on April 24, 2013.

Pursuant to service agreements, the Company charges certain of its overseas affiliates (the "Overseas Affiliates") for services rendered, including operating as an intermediary broker-dealer for the Overseas Affiliates pursuant to SEC Rule 15a-6. "Due from overseas affiliates" represents the balances due from Overseas Affiliates to the Company. Receivable or payable balances are settled between the Company and the Overseas Affiliates throughout the year on at least a quarterly basis. At March 31, 2013, the Company was owed $216,988 by the Overseas Affiliates related to the items described above.

5. Receivable from Clearing Broker

In the ordinary course of business, the Company maintains cash balances with its clearing broker in United States dollars and other currencies. The receivable at March 31, 2013 was $575,389 in cash on deposit, which includes the required clearing deposit of $250,000.

6. Income Taxes

As more fully described in Note 2 above, the Company is allocated its provision for income taxes by Holdings as if it were a separate taxpayer.

All taxes are deemed to be current and are periodically settled with Holdings. The Company has no deferred tax assets or deferred tax liabilities at March 31, 2013.

As of March 31, 2013, the Company determined that it has no material uncertain tax positions, interest or penalties as defined within ASC 740-10, and accordingly, management has concluded that no additional ASC 740-10 disclosures are required.

6. Income Taxes (continued)

Although Holdings is not currently under examination by the federal or state income tax authorities, Holdings' returns for the tax years ended March 31, 2010, 2011, 2012 and 2013 are open to adjustment by the relevant federal and state income tax authorities. The Company would recognize any future penalties and/or interest allocated to it by Holdings in the then-current period.

7. Net Capital Requirement

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company utilizes the alternative method available under this rule and is required to maintain a minimum of $250,000 of net capital. At March 31, 2013, the Company had net capital of $4,466,110, which was $4,216,110 in excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

The Company is exempt from Rule 15c3-3 under the Securities Act of 1934, pursuant to the rule's paragraph (k)(2)(ii), as all customer transactions are cleared through Pershing LLC on a fully disclosed basis.

8. Subsequent Events

The Company has evaluated all subsequent events through June 11, 2013, the date the statement of financial condition was available to be issued and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 152,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.